Exhibit 99.1

GERDAU S.A. and subsidiaries 08/04/11
2Q11 Quarterly Results

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’s choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of specialty long steel in the world. It has 45,000 employees and an industrial presence in 14 countries, with operations in the Americas, Europe and Asia, for combined annual installed production capacity of more than 25 million tonnes of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tonnes of scrap into steel each year. With nearly 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the Second Quarter of 2011

	2nd Quarter		2nd Quarter.		Variation	1st Quarter		Variation	1st Half		1st Half		Variation
Key Information	2011		2010		2Q11/2Q10	2011		2Q11/1Q11	2011		2010		1H11/1H10
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	5,123		4,711		9%	4,749		8%	9,872		9,071		9%
Rolled Steel	4,178		3,910		7%	4,049		3%	8,227		7,490		10%
Shipments (1,000 tonnes)	4,897		4,383		12%	4,710		4%	9,607		8,436		14%
Net Sales (R$ million)	9,010		8,296		9%	8,364		8%	17,374		15,403		13%
EBITDA (R$ million)	1,309		1,720		-24%	1,102		19%	2,411		3,121		-23%
Net Income (R$ million)	503		856		-41%	409		23%	912		1,429		-36%
Gross Margin	16%		22%			14%			15%		21%
EBITDA Margin	15%		21%			13%			14%		20%
Shareholders’ Equity (R$ million)	24,506		23,228			20,386			24,506		23,228
Total Assets (R$ million)	45,036		46,328			42,932			45,036		46,328
Gross Debt / Total Capitalization (1)	33%		39%			41%			33%		39%
Net Debt / Total Capitalization (2)	24%		31%			37%			24%		31%
Gross Debt / EBITDA (3)	2.7	x	2.6	x		2.9	x		2.7	x	2.6	x
Net Debt / EBITDA (3)	1.7	x	1.8	x		2.4	x		1.7	x	1.8	x

1) Total capitalization = shareholders’ equity + gross debt

2) Total capitalization = shareholders’ equity + net debt

3) EBITDA in last 12 months

World Steel Market

Steel Industry Production	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(million tonnes)	2011	2010	2Q11/2Q10	2011	2Q11/1Q11	2011	2010	1H11/1H10
Crude Steel
Brazil	9.2	8.4	10%	8.5	8%	17.7	16.4	8%
North America (excluding Mexico)	24.9	24.5	2%	24.4	2%	49.3	47.3	4%
Latin America (excluding Brazil)	8.6	7.0	23%	8.0	8%	16.6	13.9	19%
China	179.2	164.6	9%	171.3	5%	350.5	319.9	10%
Other	162.7	159.3	2%	161.0	1%	323.7	306.6	6%
Total	384.6	363.8	6%	373.2	3%	757.8	704.1	8%

Source: worldsteel and Gerdau

•      In 2Q11, world steel production grew in relation to both 2Q10 and 1Q11 (see table above). All regions where Gerdau has operations recorded recoveries in production output to a greater or lesser extent. China remained an important player in the international market, with its production growing in 2Q11 in relation to 2Q10 and 1Q11 to account for 47% of world steel output. Average capacity utilization in the world steel industry stood at 83% in June 2011.

•      On April 18, World Steel Association presented its latest outlook for 2011. Worldsteel estimates that apparent steel consumption will grow by 6% in both 2011 and 2012, to 1.36 and 1.44 billion tonnes, respectively. Note that this outlook is based on a stable and solid recovery in the world economy. However, uncertainties remain regarding the financial fragility of European nations, the instability in oil-producing countries in the Middle East and the potential impacts from the earthquake in Japan, with this latter factor not yet considered by worldsteel’s estimates.

•      According to worldsteel, apparent steel consumption in China should grow by 5% in 2011 to 605 million tonnes. The higher growth already observed at the start of this year should be attenuated by measures to curb the overheating of the economy by the Chinese government. In India, apparent consumption is expected to grow 13% in 2011 to 69 million tonnes, driven by the expansion of the domestic economy, the high infrastructure requirements and the growth in industrial production. In the United States, worldsteel estimates growth in apparent consumption of 13% in 2011 to 91 million tonnes, reflecting the second cycle of liquidity injections and fiscal policy initiatives, which are measures that have boosted economic activity and confidence in the energy market and manufacturing industry. On the other hand, the construction market remains weak. In South and Central America, apparent consumption should grow by 7% to 49 million tonnes. Meanwhile, the Middle East and North Africa should present stability, although there is a high degree of uncertainty regarding the level of steel consumption given the political turmoil observed in the region.

Gerdau’s performance in the second quarter of 2011

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international standards issued by the Accounting Pronouncement Committee (CPC) and approved by the Securities and Exchange Commission of Brazil (CVM), pursuant to CVM Instruction 485 dated September 1, 2010.

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the Brazil operations, except specialty steel

•      North America (North America BO) — includes all North American operations, except Mexico and specialty steel

•      Latin America (Latin America BO) — includes all Latin American operations, except Brazil

•      Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, the United States and India.

Crude Steel and Rolled Steel Production

Production	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(in thousands of tonnes)	of 2011	of 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Crude Steel (slabs, blooms and billets)
Brazil	1,969	1,784	10%	1,722	14%	3,691	3,465	7%
North America	1,802	1,652	9%	1,771	2%	3,573	3,239	10%
Latin America	446	386	16%	430	4%	876	707	24%
Special Steels	906	889	2%	826	10%	1,732	1,660	4%
Total	5,123	4,711	9%	4,749	8%	9,872	9,071	9%

Rolled Products
Brazil	1,182	1,106	7%	1,105	7%	2,287	2,140	7%
North America	1,598	1,508	6%	1,623	-2%	3,221	2,933	10%
Latin America	549	487	13%	529	4%	1,078	914	18%
Special Steels	849	809	5%	792	7%	1,641	1,503	9%
Total	4,178	3,910	7%	4,049	3%	8,227	7,490	10%

Crude Steel

•      On a consolidated and absolute basis, production growth in 2Q11 in relation to 2Q10 was driven by the continued recovery in demand observed in the comparison period, with different intensities between regions highlighted in the Brazilian and North America BOs (see the table above). At the Latin American BO, the improvement was supported by the recoveries observed in Chile and Colombia.

•      In relation to 1Q11, consolidated production grew in the quarter, led by the Brazil BO, with the return to normal production levels at the Açominas mill following the completion of maintenance work on the converters in 1Q11.

Rolled Steel

•      On a consolidated basis, the increase in rolled steel production between 2Q11 and 2Q10 was driven by the gradual recovery in demand in all business operations, particularly at the North American and Brazil BOs.

Crude Steel Production (in thousands of tonnes)	Rolled Steel Production (in thousands of tonnes)

Shipments

Consolidated Shipments(1)	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(in thousands of tonnes)	of 2011	of 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Brazil	1,790	1,672	7%	1,697	5%	3,487	3,200	9%
Domestic Market	1,283	1,278	0%	1,171	10%	2,454	2,428	1%
Exports	507	394	29%	526	-4%	1,033	772	34%
North America	1,676	1,449	16%	1,643	2%	3,319	2,794	19%
Latin America (2)	644	535	20%	638	1%	1,282	1,081	19%
Specialty Steel	787	727	8%	732	8%	1,519	1,361	12%
Total	4,897	4,383	12%	4,710	4%	9,607	8,436	14%

1 - Excludes shipments  to subsidiaries

2 - Excludes coke shipments

•      The higher consolidated shipments in 2Q11 in relation to 2Q10 are explained by the recovery in demand in all operations in which Gerdau runs. At the Brazil BO, the growth in shipments was due to the higher exports of semi-finished products, especially those to Asia. At the North America BO, the recovery in shipments was fueled by stronger demand observed in the region, especially from clients in the manufacturing and energy industries. The Institute for Supply Management (ISM), the main industrial production indicator in North America, reached 55.3 points in June 2011, with a reading above 50 indicating growth. On the other hand, the construction industry has continued to operate below its historical level, with the exception of works related to the expansion of industrial complexes. According to Industrial Resources Inc., the industrial construction indicator increased by 27% between 2Q11 and 2Q10. Demand for infrastructure continues weak, except in Texas. At the Latin America BO, the highlights were the higher shipments from Colombia, Argentina and Mexico, which reflected the solid demand in the construction industries of these countries. At the Specialty Steel BO, the highlights were the operations located in the United States and Spain. The United States continued to benefit from the strong recovery in the auto industry, while Spain continued benefitting from higher exports to Germany, France and Italy.

•      In relation to 1Q11, consolidated shipments registered growth, led by shipments to the domestic market at the Brazil BO, which accompanied the recovery in the construction and industrial sectors. The production of capital goods had been maintaining a good level along the first half of 2011, according to data from the Brazilian Geography and Statistics Institute (IBGE). In the

construction sector, the Central Bank of Brazil forecasts growth of 5.2% in construction GDP in 2011. At the Specialty Steel BO, the higher shipments were basically due to the recovery in demand at the units located in Brazil.

Consolidated Shipments(1)

(in thousands of tonnes)

(1) - Excludes sales to subsidiaries.

Operating Results by Business Operation

Net Sales

	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
Net Sales (R$ million)	of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Brazil	3,243	3,296	-2%	2,954	10%	6,197	6,167	0%
Domestic Market	2,656	2,853	-7%	2,344	13%	5,000	5,371	-7%
Exports	587	443	33%	610	-4%	1,197	796	50%
North America	2,690	2,317	16%	2,628	2%	5,318	4,316	23%
Latin America (1)	1,045	903	16%	1,028	2%	2,073	1,705	22%
Special Steels	2,032	1,780	14%	1,754	16%	3,786	3,215	18%
Total	9,010	8,296	9%	8,364	8%	17,374	15,403	13%

(1) - Includes net sales from coke shipments

•      Consolidated net sales grew in relation to 2Q10 (see table above) due to the higher shipments at all business operations and the increase in net sales per ton at the Specialty Steel BO. At the Brazil BO, despite the higher shipments in the period, net sales declined due to the discounts granted in the domestic market in the second half of 2010. Another factor that led to the lower net sales in this business operation was the higher share of exports in the shipment mix.

•      In relation to 1Q11, net sales increased at all business operations, led by the Specialty Steel and Brazil BOs. At the Specialty Steel BO, the higher shipments in the period, especially in Brazil, led to improvement in net sales. At the Brazil BO, in addition to the higher shipments to the domestic market, the lower discounts that took effect as of February supported an increase in net sales per tonne in the comparison period.

Cost of Goods Sold and Gross Margin

		2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
Consolidated		of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Brazil	Net sales (R$ million)	3,243	3,296	-2%	2,954	10%	6,197	6,167	0%
	Cost of goods sold (R$ million)	(2,647)	(2,343)	13%	(2,486)	6%	(5,133)	(4,409)	16%
	Gross profit (R$ million)	596	953	-37%	468	27%	1,064	1,758	-39%
	Gross margin (%)	18%	29%		16%		17%	29%
North America	Net sales (R$ million)	2,690	2,317	16%	2,628	2%	5,318	4,316	23%
	Cost of goods sold (R$ million)	(2,376)	(2,066)	15%	(2,321)	2%	(4,697)	(3,873)	21%
	Gross profit (R$ million)	314	251	25%	307	2%	621	443	40%
	Gross margin (%)	12%	11%		12%		12%	10%
Latin America	Net sales (R$ million)	1,045	903	16%	1,028	2%	2,073	1,705	22%
	Cost of goods sold (R$ million)	(912)	(713)	28%	(882)	3%	(1,794)	(1,401)	28%
	Gross profit (R$ million)	133	190	-30%	146	-9%	279	304	-8%
	Gross margin (%)	13%	21%		14%		13%	18%
Specialty Steel	Net sales (R$ million)	2,032	1,780	14%	1,754	16%	3,786	3,215	18%
	Cost of goods sold (R$ million)	(1,671)	(1,360)	23%	(1,510)	11%	(3,181)	(2,499)	27%
	Gross profit (R$ million)	361	420	-14%	244	48%	605	716	-16%
	Gross margin (%)	18%	24%		14%		16%	22%
Consolidated	Net sales (R$ million)	9,010	8,296	9%	8,364	8%	17,374	15,403	13%
	Cost of goods sold (R$ million)	(7,606)	(6,482)	17%	(7,199)	6%	(14,805)	(12,182)	22%
	Gross profit (R$ million)	1,404	1,814	-23%	1,165	21%	2,569	3,221	-20%
	Gross margin (%)	16%	22%		14%		15%	21%

•      In 2Q11 in relation to 2Q10, the higher cost of goods sold on a consolidated basis reflects the growth in shipments and the higher raw material prices in the various business operations. The mismatch between higher raw material prices and the passthrough to prices of steel products led to lower consolidated gross margin (see table above). At the Brazil and Latin American BOs, gross margin was impacted by the decrease in net sales per tonne and the higher costs, especially with raw materials. At the Specialty Steel BO, the lower gross margin basically reflected the increase in raw material prices outpacing the increase in net sales per tonne. On the other hand, the North American BO posted gross margin expansion in relation to 2Q10, with growth in shipments and consequently higher dilution of fixed costs.

•      On a consolidated basis, gross margin in 2Q11 expanded by 2 percentage points in relation to 1Q11, supported by the increase in net sales per tonne outpacing the increase in cost of goods sold, especially at the Brazil and Specialty Steel BOs. This effect reflects the higher shipments and the associated dilution of fixed costs, as well as the increase in net sales per tonne, which outpaced the increase in cost of raw materials.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Selling Expenses	157	138	14%	138	14%	295	259	14%
General and Administrative Expenses	432	476	-9%	441	-2%	873	858	2%
Total	589	614	-4%	579	2%	1,168	1,117	5%
Net sales	9,010	8,296	9%	8,364	8%	17,374	15,403	13%
% of net sales	7%	7%		7%		7%	7%

•      Selling, general and administrative expenses as a percentage of net sales remained stable in all comparison periods.

Equity Income

•      The jointly controlled entities and associate companies, the results of which are calculated using the equity method, recorded shipments of 283,000 tonnes of steel in 2Q11 (based on their respective equity interests), for net sales of R$ 433 million.

•      Based on the results of these companies, equity income was R$ 46 million in 2Q11, in line with 2Q10.

EBITDA

Breakdown of consolidated EBITDA(1)	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Net income	503	856	-41%	409	23%	912	1,429	-36%
Net financial result	217	255	-15%	171	27%	388	502	-23%
Provision for Income Tax and Social Contribution	158	136	16%	74	114%	232	258	-10%
Depreciation and Amortization	431	473	-9%	448	-4%	879	932	-6%
EBITDA	1,309	1,720	-24%	1,102	19%	2,411	3,121	-23%
EBITDA margin	15%	21%		13%		14%	20%

(1) Includes the result of jointly controlled entities and associate companies, according to the equity income method.

Obs.: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. EBITDA is not standardized and therefore cannot be compared with that of other companies.

Reconciliation of consolidated EBITDA	2nd Quarter	2nd Quarter	1st Quarter	1st Half	1st Half
(R$ million)	of 2011	de 2010	of 2011	2011	2010
EBITDA (1)	1,309	1,720	1,102	2,411	3,121
Depreciation and amortization	(431)	(473)	(448)	(879)	(932)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	878	1,247	654	1,532	2,189

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

EBITDA (R$ million)	EBITDA Margin (%)

		2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
EBITDA by Business Operation		of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Brazil	EBITDA (R$ million)	487	876	-44%	398	22%	885	1,672	-47%
	EBITDA margin (%)	15%	27%		13%		14%	27%
North America	EBITDA (R$ million)	352	249	41%	332	6%	684	456	50%
	EBITDA margin (%)	13%	11%		13%		13%	11%
Latin America	EBITDA (R$ million)	112	191	-41%	128	-13%	240	299	-20%
	EBITDA margin (%)	11%	21%		12%		12%	18%
Special Steels	EBITDA (R$ million)	358	404	-11%	244	47%	602	694	-13%
	EBITDA margin (%)	18%	23%		14%		16%	22%
Consolidated	EBITDA (R$ million)	1,309	1,720	-24%	1,102	19%	2,411	3,121	-23%
	EBITDA margin (%)	15%	21%		13%		14%	20%

•      Consolidated EBITDA (earnings before interest, tax, depreciation and amortization), also known as operating cash flow, declined in 2Q11 in comparison with 2Q10, consequently reducing EBITDA margin (see tables above), as a result of the same factors explained above (see item “Cost of Goods Sold and Gross Margin”).

•      At the Brazil BO, which accounted for 37% of consolidated EBITDA in the period, the EBITDA margin compression is explained by the lower net sales per tonne and the higher costs, especially with raw materials. The North American BO, which was responsible for 27% of consolidated EBITDA, registered EBITDA margin expansion in relation to 2Q10, supported by higher shipments and the resulting dilution of fixed costs. At the Specialty Steel BO, which was responsible for 27% of EBITDA in 2Q11, EBITDA margin was primarily impacted by the increase in raw material costs outpacing the increase in net sales per tonne.

•      In relation to 1Q11, consolidated EBITDA grew significantly in 2Q11, driven by the better performance of the Specialty Steel and Brazil BOs. The North American BO maintained the solid EBITDA and EBITDA margin levels reported in the prior quarter. As a result, consolidated EBITDA margin expanded by 2 percentage points in the comparison period.

Financial Result

Financial Result	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Financial income	107	72	49%	58	84%	165	147	12%
Financial expenses	(254)	(302)	-16%	(255)	0%	(509)	(555)	-8%
Exchange variation, net	—	(26)	—	26	—	26	(96)	—
Gains (losses) with financial instruments, net	(70)	1	—	—	—	(70)	2	—
Financial Result	(217)	(255)	-15%	(171)	27%	(388)	(502)	-23%

•      The better consolidated financial result in 2Q11 was due to the effects on financial income and expenses arising from the public share offering concluded on April 18, 2011. A portion of the offering’s proceeds was used to prepay debt, which led to a reduction in financial expenses, while the remaining balance was held in cash, resulting in higher financial income. It is important to note that the debt prepayment generated a loss of approximately R$ 70 million recorded under gains (losses) with financial instruments, due to the early settlement of the interest rate swaps related to this debt.

•      In accordance with IFRS, the company has designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from the foreign exchange gains or losses on this debt is directly recognized under shareholders’ equity, leading to a significant reduction in impacts on the Company’s financial result.

Net Income

Net Income	2nd Quarter	2nd Quarter	Variation	1st Quarter	Variation	1st Half	1st Half	Variation
(R$ million)	of 2011	de 2010	2Q11/2Q10	of 2011	2Q11/1Q11	2011	2010	1H11/1H10
Income before taxes (1)	661	992	-33%	483	37%	1,144	1,687	-32%
Income before taxes and social contribution	(158)	(136)	16%	(74)	114%	(232)	(258)	-10%
Consolidated Net Income (1)	503	856	-41%	409	23%	912	1,429	-36%

(1) Includes the results of jointly controlled entities and associate companies using the equity income method.

•      Consolidated net income in 2Q11 decreased in relation to 2Q10, but increased in relation to 1Q11, mainly due to the higher operating income in the last period.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 2Q11, the prepayment of the minimum mandatory dividend for fiscal year 2011 in the form of interest on equity, as shown below:

•          Payment date: August 25, 2011

•          Record date: shareholding position on August 15, 2011

•          Ex-dividend date: August 16, 2011

•          Metalúrgica Gerdau S.A.

•          R$ 61 million (R$ 0.15 per share)

•          Gerdau S.A.

•          R$ 154 million (R$ 0.09 per share)

Investments

•      In 2Q11, investments in fixed assets stood at R$ 340 million. Of this total, 71% was allocated to units in Brazil and the remaining 29% to units located abroad. In the first six months of 2011, investments totaled R$ 673 million.

•      Investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$ 10.8 billion and include both strategic and maintenance investments, as shown below:

Investment Plan - Main Projects	Location	Additional production capacity (1,000 t)	Start-up
Brazil BO
Flat steel rolling mills (heavy plates and coiled hot-rolled strips) at Açominas Mill in Minas Gerais	Brazil	1,900	2012
Expansion of mining operations capacity to 7 million tonnes	Brazil	—	2012
New rebar rolls line at Araçariguama Mill in São Paulo	Brazil	—	2012
Rebar and ready-to-use steel product units	Brazil	—	2013
Wire rod and rebar rolling mill at Cosigua Mill in Rio de Janeiro (1)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City, Kentucky	USA	—	2012
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel BO
New continuous slab casting unit with production capacity increase at Monroe Mill	USA	200	2012
Expansion of steel, long steel products and finishing capacities (at 4 different mills)	USA	400	2014
Specialty steel and rebar rolling mill, sintering, coke plant and power generation(2)	India	300	2012
Specialty steel rolling mill at Pindamonhagaba Mill in São Paulo	Brazil	500	2012
Continuous casting and reheating furnace at Pindamonhangaba Mill in São Paulo	Brazil	—	2012
Expansion of rolling capacity at Mogi das Cruzes mill in São Paulo	Brazil	60	2012

(1)  To meet the capacity of this rolling mill, Gerdau will expand its melt shop crude steel capacity by 600,000 tonnes at the Cosigua Mill in Rio de Janeiro.

(2) This capacity is not included in the consolidated figures, since it is a jointly controlled entity.

•      In addition to the investment plan already announced, the Company is studying to add 280,000 tonnes of crude steel and 425,000 of rolled steel capacity at Colina Mill in Chile. With this additional capacity Gerdau will reach 800,000 tonnes of crude steel and 900,000 tonnes of rolled steel products in Chile.

Working Capital and Cash Conversion Cycle

Working Capital and Cash Conversion Cycle

•      In June 2011, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by 3 days in relation to March 2011, with an 8% increase in net sales and a 5% increase in working capital.

Financial Liabilities

Indebtedness (R$ million)	06.30.2011	12.31.2010
Short Term	1,289	1,693
Local Currency (Brazil)	554	703
Foreign Currency (Brazil)	179	169
Companies abroad	556	821
Long Term	10,619	12,977
Local Currency (Brazil)	2,739	2,623
Foreign Currency (Brazil)	5,198	5,656
Companies abroad	2,682	4,698
Gross Debt	11,908	14,670
Cash, cash equivalents and investments	4,121	2,204
Net Debt	7,787	12,466

•      The reduction in net debt (gross debt less cash) on June 30, 2011 in comparison with December 31, 2010 is mainly due to the public offering carried out in April 2011. Of the R$ 3.6 billion in proceeds from this offering, R$ 2.1 billion was used to prepay loans taken out by wholly owned subsidiaries in North America, which led to a reduction in gross debt (loans and financing plus debentures). The remaining balance was incorporated in the Company’s cash position (cash, cash equivalents and financial investments), of which 82% was denominated in Brazilian Real on June 30, 2011.

•      On June 30, 2011, the composition of gross debt was 28% in Brazilian Real, 45% in foreign currency contracted by companies in Brazil and 27% in a variety of currencies contracted by subsidiaries abroad. Of this total, 11% was short-term and 89% was long-term debt.

•      On June 30, 2011, the weighted average nominal cost of gross debt was 6.4%, more specifically 8.3% for the amount denominated in Brazilian Real, 5.7% plus foreign exchange gains/losses for the amount denominated in USD contracted by companies in Brazil and 5.9% for the amount contracted by subsidiaries located abroad.

Gross Debt

(R$ billion)

•      On June 30, 2011, the long-term debt amortization schedule, including debentures, was as follows:

Short Term	R$ million
3rd quarter of 2011	453
4th quarter of 2011	274
1st quarter of 2012	184
2nd quarter of 2012	378
Total	1,289

Long Term	R$ million
2012 (July to December)	786
2013	1,373
2014	883
2015	429
2016 and after	7,148
Total	10,619

•      The main debt indicators were as follows on June 30, 2011:

Indicators	06.30.2011	12.31.2010
Gross debt / Total capitalization (1)	33%	42%
Net debt / Total capitalization (2)	24%	38%
Gross debt / EBITDA (3)	2.7x	2.8x
Net debt / EBITDA (3)	1.7x	2.4x
EBITDA (3) / Financial expenses (3)	3.9x	4.6x
EBITDA (3) / Net financial expenses (3)	5.3x	6.2x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

•      At the end of June, the majority of Gerdau’s debt indicators showed improvement in comparison with December 2010, reflecting the public share offering carried out in April 2011.

•      On July 21, 2011, the credit-risk rating agency FitchRatings affirmed Gerdau’s investment grade rating (BBB-), with a stable outlook.  According to the agency, “Gerdau’s investment grade ratings are supported by the company’s continued commitment to maintaining conservative capital structure, as demonstrated by its recent public stock offering in April 2011”. Addicionally, “Further support the rating is Gerdau’s strategy of maintaining a strong liquidity position through-the-cycle”.

Corporate Governance

Revision of Mission, Vision and Values

•      The growing pace of change seen throughout the world economy has had an effect on the dynamics of the global steel industry. Gerdau closely monitors these changes in the business environment and seeks to take advantage of new opportunities and adapt to meet the frequent challenges, making its strategy a living tool. In the last few months, various executives have been involved in discussions concerning the company’s future, which led to a revision of its Mission, Vision and Values, which are presented on the first page of this document.

New Code of Ethics

•      Ethics have always been an important value for Gerdau and have sustained its actions over its 110 years of existence. Gerdau’s business conduct can be summarized by integrity, coherence and seriousness, all of which are expressed in its Code of Ethics. The revision of this document serves to strengthen the company’s commitment to its stakeholders: customers, shareholders, employees and communities. Learn more about Gerdau’s new Code of Ethics:

http://www.gerdau.com.br/sobre-gerdau/governanca-corporativa-diretriz-etica.aspx?language=en-US

Corporate Sustainability Index (ISE)

•      Metalúrgica Gerdau S.A. and Gerdau S.A. are component stocks of the Corporate Sustainability Index for the fifth consecutive year. The ISE seeks to reflect the return of a portfolio made up of the stocks of companies recognized for their commitments to economic, social and environmental sustainability and for promoting best practices among Brazilian corporations. In the last 12 months (July 2010 to June 2011), the ISE registered a gain of 11.8%, while the broader Ibovespa index increased by 2.4%. The process for selecting the index’s component companies for the 2011-2012 portfolio is currently underway.

IR Magazine Awards 2011

•      On July 11, 2011, Gerdau received IR Magazine’s Honorable Mention for figuring among the top five companies in the category Best Investor Relations for Individual Investors. The IR Magazine Award is considered by capital markets as the most important award in the area of Investor Relations (IR).

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	June 30, 2011	December 31, 2010
CURRENT ASSETS
Cash and cash equivalents	1,182,403	1,061,034
Short-term investments
Held for Trading	2,906,309	1,105,902
Available for sale	6,943	9,559
Trade accounts receivable - net	3,891,643	3,153,027
Inventories	7,080,608	6,797,785
Tax credits	504,748	586,056
Unrealized gains on derivatives	—	783
Other current assets	240,273	231,798
	15,812,927	12,945,944

NON-CURRENT ASSETS
Long-term investments	25,107	26,797
Tax credits	405,480	401,222
Deferred income taxes	1,315,431	1,579,011
Unrealized gains on derivatives	6,578	5,529
Judicial deposits	595,812	493,502
Other non-current assets	399,596	212,180
Prepaid pension cost	527,310	437,072
Investments in associates and jointly-controlled entities	1,269,142	1,264,520
Other investments	19,157	19,002
Goodwill	7,744,932	8,158,098
Other Intangibles	1,115,516	1,176,823
Property, plant and equipment, net	15,799,108	16,171,560
	29,223,169	29,945,316

TOTAL ASSETS	45,036,096	42,891,260

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	June 30, 2011	December 31, 2010
CURRENT LIABILITIES
Trade accounts payable	2,817,515	1,783,274
Short-term debt	1,288,915	1,577,968
Debentures	—	115,069
Taxes payable	599,788	524,967
Payroll and related liabilities	520,156	475,237
Dividends payable	—	90,289
Environmental liabilities	22,151	29,191
Put options on non-controlling interests	35,173	—
Other current liabilities	421,443	425,905
	5,705,141	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	9,906,060	12,360,056
Debentures	712,543	616,902
Deferred income taxes	1,885,345	2,270,849
Unrealized losses on derivatives	11,373	92,476
Provision for tax, civil and labor liabilities	725,072	645,375
Environmental liabilities	45,302	42,902
Employee benefits	720,192	834,471
Put options on non-controlling interests	485,655	516,706
Other non-current liabilities	333,610	342,008
	14,825,152	17,721,745

EQUITY	24,505,803	20,147,615

TOTAL LIABILITIES AND EQUITY	45,036,096	42,891,260

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian reais (R$)

	for the three months period ended		for the six months period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

NET SALES	9,009,867	8,295,748	17,373,658	15,403,334

Cost of sales	(7,606,316)	(6,481,762)	(14,805,378)	(12,182,041)

GROSS PROFIT	1,403,551	1,813,986	2,568,280	3,221,293

Selling expenses	(157,147)	(137,924)	(295,371)	(259,149)
General and administrative expenses	(431,654)	(475,658)	(872,920)	(857,719)
Other operating income	57,120	9,910	102,449	48,518
Other operating expenses	(39,444)	(8,555)	(49,367)	(25,006)
Equity in earnings of unconsolidated companies	45,529	45,926	79,453	61,228

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	877,955	1,247,685	1,532,524	2,189,165

Financial income	106,606	71,680	164,747	147,482
Financial expenses	(253,445)	(302,332)	(508,945)	(555,534)
Exchange variations, net	(202)	(25,591)	25,683	(96,436)
Gain and losses on derivatives, net	(69,654)	1,019	(69,523)	2,468

NET INCOME BEFORE TAXES	661,260	992,461	1,144,486	1,687,145

Income and social contribution taxes
Current	(173,399)	(200,400)	(296,959)	(386,364)
Deferred	15,336	63,908	65,109	127,932

NET INCOME	503,197	855,969	912,636	1,428,713

ATTRIBUTED TO:
Owners of the parent	468,996	733,056	859,799	1,237,321
Non-controlling interests	34,201	122,913	52,837	191,392
	503,197	855,969	912,636	1,428,713

Basic earnings per share - preferred and common	0.28	0.52	0.54	0.87

Diluted earnings per share - preferred and common	0.28	0.52	0.54	0.87

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of  Brazilian reais (R$)

	for the six months period ended
	June 30, 2011	June 30, 2010

Cash flows from operating activities
Net income for the period	912,636	1,428,713
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	878,436	931,841
Equity in earnings of unconsolidated companies	(79,453)	(61,228)
Exchange variation, net	(25,683)	96,436
Losses (Gains) on derivatives, net	69,523	(2,468)
Post-employment benefits	62,707	6,712
Stock based remuneration	6,537	24,909
Income tax	231,850	258,432
Losses (Gains) on disposal of property, plant and equipment and investments	18,540	(2,842)
Allowance (Reversal) for doubtful accounts	23,373	(494)
Provision for tax, labor and civil claims	79,591	107,559
Interest income on investments	(93,569)	(101,484)
Interest expense on loans	403,864	427,056
Provision for net realisable value adjustment in inventory	24,509	8,857
Reversal of net realisable value adjustment in inventory	(63,763)	(58,460)
	2,449,098	3,063,539
Changes in assets and liabilities:
Increase in trade accounts receivable	(850,533)	(944,107)
Increase in inventories	(414,971)	(1,354,712)
Increase in trade accounts payable	1,071,055	600,885
Increase in other receivables	(61,788)	(57,012)
Decrease in other payables	109,248	76,391
Distributions from joint-controlled entities	28,930	41,890
Purchases of trading securities	(3,654,143)	(51,381)
Proceeds from maturities and sales of trading securities	1,946,400	802,247
Cash provided by operating activities	623,296	2,177,740

Interest paid on loans and financing	(391,402)	(157,023)
Income and social contribution taxes paid	(192,824)	(260,204)
Net cash provided by operating activities	39,070	1,760,513

Cash flows from investing activities
Additions to property, plant and equipment	(673,022)	(453,583)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,018	4,854
Additions to other intangibles	(72,810)	(2,534)
Purchases of available for sale securities	(723,285)	(520,819)
Proceeds from sales of available for sale securities	713,069	189,510
Net cash used in investing activities	(754,030)	(782,572)

Cash flows from financing activities
Capital increase	3,874,329	—
Purchase of own shares	(66,493)	(44,620)
Dividends and interest on capital paid	(200,016)	(721,265)
Payment of loans and financing fees	(3,101)	(2,987)
Proceeds from loans and financing	697,343	914,866
Repayment of loans and financing	(3,285,690)	(1,328,791)
Intercompany loans, net	(136,814)	591
Net cash provided by /(used in) financing activities	879,558	(1,182,206)

Exchange variation on cash and cash equivalents	(43,229)	(12,410)

Increase (Decrease) in cash and cash equivalents	121,369	(216,675)
Cash and cash equivalents at beginning of period	1,061,034	2,091,944
Cash and cash equivalents at end of period	1,182,403	1,875,269